# APPLIED CAPITAL, LLC
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2015

| | |
|---|---|
| REVENUES | |
| Investment banking | $ 1,812,120 |
| Other - reimbursed expenses | 74,405 |
| Total revenues | 1,886,525 |
| | |
| EXPENSES | |
| Compensation and benefits | 1,693,611 |
| Licenses and registration | 52,364 |
| Professional services | 50,741 |
| IT, data and communications | 5,998 |
| Occupancy | 3,688 |
| Other operating expenses | 3,789 |
| Total expenses | 1,810,191 |
| | |
| NET INCOME | $ 76,334 |

See Accompanying Notes